Sit Dividend Growth Fund

Presentation to
FPA of Minnesota

December 21, 2010

Presentation by
Kent L. Johnson, CFA
Senior Vice President, Research & Investment Management

Disclosure

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Performance information is historical and does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate, so that an investor's shares in the fund, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance information quoted. Performance information current to the most recent month-end may be obtained by calling 1-800-332-5580 or by visiting www.sitfunds.com.

Sit Investment Associates offers institutional investment accounts and no-load mutual funds. The figures and charts are representative of the strategy for Sit's Dividend Growth products. In some cases, Dividend Growth *fund* information is provided. In others, Dividend Growth *composite* information is provided. Please be aware of this and contact Steve Benjamin (612-359-2554, spb@sitinvest.com) at Sit Investment Associates for further information.

Sit Dividend Growth Equities Composite
Total Returns Unless Noted

Year 2004

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.75%	0.50%	1.44%	7.85%	11.87%
S&P 500 Index	1.69	1.72	-1.87	9.23	10.88

Year 2005

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	1.72%	1.73%	4.67%	2.18%	10.67%
S&P 500 Index	-2.15	1.37	3.61	2.09	4.91

Year 2006

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	6.38%	0.57%	5.18%	6.20%	19.51%
S&P 500 Index	4.21	-1.44	5.66	6.70	15.79

Year 2007

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	2.98%	6.68%	3.42%	0.70%	14.41%
S&P 500 Index	0.64	6.28	2.03	-3.33	5.50

Year 2008

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-6.13%	0.09%	-6.75%	-18.77%	-28.83%
S&P 500 Index	-9.44	-2.73	-8.37	-21.94	-37.00

Year 2009

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Year
Sit Dividend Growth	-9.08%	14.83%	13.90%	6.29%	26.40%
S&P 500 Index	-11.01	15.93	15.61	6.04	26.47

Year 2010

	1st Qtr	2nd Qtr	3rd Qtr	Year to Date
Sit Dividend Growth	4.55%	-9.66%	12.51%	6.27%
S&P 500 Index	5.39	-11.42	11.29	3.89

	Annualized Returns			Since Inception (12/31/03 - 09/30/10)	
	1 Year	3 Years	5 Years	Cumulative	Annualized
Sit Dividend Growth	12.95%	-1.26%	5.96%	61.82%	7.39%
S&P 500 Index	10.16	-7.16	0.64	17.62	2.43

[1] Results are time-weighted, total rates of return, and gross of fees. Representative accounts and composites are valued monthly and returns are dollar-weighted using beginning of month market values. Past performance is not a guarantee of future results.

Sit Dividend Growth
Risk/Return Profile

SIA Dividend Growth
Large Cap Equity Accounts
5 Years Ending September 30, 2010



10.00
5.00
0.00
-5.00
-10.00
-15.00
Annualized Return (%)
10.00
15.00
20.00
25.00
30.00
35.00
40.00
Annualized Standard Deviation
387 Portfolios
SIA Dividend Growth (Gross)



Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to September 2010)
5%
4%
3%
2%
1%
0%
0.1%
2.8%
Rising Market
Falling Market

Market Proxy: S&P 500 INDEX
Risk-Free Proxy: ML TREAS 91D A
Universe Source: (c) Russell Investment Group

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In a modest return environment expected for equities going forward, dividends are likely to become a large component of total returns.

Investor Preferences

While demographic trends are playing a role, investors have become more conservative after "excesses" in recent years and high profile scandals. In addition, corporations are under pressure to manage capital wisely.

Higher Corporate Payouts

Corporate balance sheets remain strong and payout ratios remain relatively low, particularly based on normalized earnings. Free cash flow will remain strong due to secular/structural factors.

Dividend Paying Stocks Outperform Non-Dividend Paying Stocks In A Slower Economy

Dividend Paying Stocks vs. Non-Dividend Paying Stocks in S&P 500



10,000
1,000
100
10
Dividend-Paying S&P 500 Stocks - Gain/Yr = 8.9% *
Non-Dividend Paying S&P 500 Stocks - Gain/Yr = 1.8% *
S&P 500 Equal-Weighted Total Return - Gain/Yr = 7.3% *
73 76 79 82 85 88 91 94 97 00 03 06 09

* Based on geometric average of total returns since 1973. Holdings equal-weighted and rebalanced quarterly.

	12/31/73 - 9/30/10	
	Dividend Paying Stocks*	Non-Dividend Paying Stocks*
Median Ann. Return When Real Annualized Q/Q GDP is **Greater Than 3.0%** **	15.8%	18.4%
Median Ann. Return When Real Annualized Q/Q GDP is **Less Than 3.0%** **	12.8%	2.2%

*Universe consists of S&P 500 constituents, rebalanced quarterly and equal-weighted.
** Average annualized Q/Q US real GDP growth during the period = 3.0%.



Chart 1: How much debt to eliminate?
Household debt to income ratio
Need to extinguish $1.75tn in household debt
to return to long-term trendline
Need to extinguish $4.35tn in household debt
to return to 1990-2000 average
Source: Federal Reserve, Banc of America Securities-Merrill Lynch



US Personal Savings Rate



GOVERNMENT DEBT AS % OF GDP*:
U.S.
© BCA Research 2010
* SOURCE: IMF



Share of Unemployed Described as 'Permanent' Job Loss

Source: Bank of America/Merrill Lynch, Factset Research Systems, Office of Management and Budget, Bureau of Labor and Statistics, December 2009

Corporate Balance Sheets Remain Very Healthy, Supporting Dividends



S&P 500 ex-Financials Net Debt to Capital
50.0%
46.0%
42.0%
38.0%
34.0%
30.0%
26.0%
1Q90
1Q91
1Q92
1Q93
1Q94
1Q95
1Q96
1Q97
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08
Based on current constituents



Cash to Market Cap for Russell 1000
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Cash / Market Cap
'88
'90
'92
'94
'96
'98
'00
'02
'04
'06
'08
'10
Cash / Market Cap
Source: BofA Merrill Lynch US Quantitative Strategy

MEAN REVERSION EXPECTED FOR PAYOUTS AND YIELDS

Dividend Payout Ratio (1900 – Present) (*Shading Denotes Trading Range*)



160%
140%
120%
100%
80%
60%
40%
20%
0%
Avg. 55%
Avg. 72%
Avg. 47%
Avg. 33%
00
10
20
30
40
50
60
70
80
90
00
10

Note: EPS based on GAAP from 1900-77 and Pro forma from 1978- present
Sources: BofAML US Equity Strategy, Cowles commission, S&P

S&P 500 Dividend Yield



12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
Avg. 3.9%
00 05 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 00 05 10

Source: BofA Merrill Lynch Global Research, Cowles commission, Standard & Poor's

Diversification is Important, Even Among Dividend Paying Stocks


ISHARES DJ SEL DIVID IDX FD DJ SEL DIV INX
DVY
12/29/06 to 12/31/09
12/29/06 to 12/31/09
High 75.82
Low 25.92
Last 43.91
USD
50 day moving avg
200 day moving avg
70
60
50
40
30
Relative to S&P 500
12/29/06 = 100, -21.0%
100
90
80
2007
2008
2009


ISHARES TRUST INDEX DJ US RE DJ US REAL EST
IYR.IV
12/29/06 to 12/31/09
12/29/06 to 12/31/09
High: 94.96
Low: 20.99
Last: 46.11
USD
50 day moving avg
200 day moving avg
80
60
40
Relative to S&P 500
12/29/06 = 100, -30.0%
100
80
60
2007
2008
2009

Yields have declined in "traditional" dividend paying sectors

US 10 Year Yield vs. Median Dividend Yield of 20 Largest US Utility Companies


16%
14%
12%
10%
8%
6%
4%
2%
0%
Dividend Yield
US 10 Yr Treasury Yield
12/81 12/83 12/85 12/87 12/89 12/91 12/93 12/95 12/97 12/99 12/01 12/03 12/05 12/07 12/09

Annualized Earnings Growth of the 20 Largest US Utility Companies


5%
4%
3%
2%
1%
0%
1.7%
2.0%
1990 to 1999
2000 to 2009

Source: FactSet and Sit Investment Associates, December 31, 2009

Capital Goods (Largest 30 Companies in U.S.)
Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
60%
50%
40%
30%
20%
10%
0%
56%
27%
2000
Now


Free Cash Flow ($ Million)
$2,500
$2,000
$1,500
$1,000
$500
$0
$771
$2,208
2000
Now


Sales per Employee ($ Thousand)
$300
$250
$200
$150
$100
$50
$0
$189
$274
2000
Now


Trough Trailing 4 Quarter Operating Margin
12%
10%
8%
6%
4%
2%
0%
5.8%
10.0%
2002 Downturn
2008 Downturn

Source: FactSet Research Systems, September 30, 2010

Technology (Largest 30 Companies in U.S.)
Structural Improvement in Fundamentals Enhances Dividend Potential


Net Debt to Capitalization
0%
-5%
-10%
-15%
-20%
-25%
-30%
-35%
2000
Now
-15%
-33%


Free Cash Flow ($ Million)
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$1,126
$4,624
2000
Now


Sales per Employee ($ Thousand)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$352
$465
2000
Now

Dividend Yields for Select Technology Companies

Company Symbol	Div Yield	ROE	Net Debt to Cap	2011 PE Ratio
Automatic Data Processing Inc.	3.2%	21%	-20%	17x
Intel Corp.	3.2%	24%	-37%	10x
Linear Technology Corp.	2.9%	25%	9%	13x
Analog Devices Inc.	2.5%	25%	-64%	12x
Accenture Plc	2.3%	62%	-171%	15x
Microsoft Corp.	2.2%	47%	-58%	10x
Applied Materials Inc.	2.2%	13%	-31%	10x
Ericsson ADR	2.0%	5%	-26%	13x
IBM Corp.	1.8%	71%	33%	11x
QUALCOMM Inc.	1.6%	16%	-40%	18x
Average:	**2.4%**	**31%**	**-40%**	**13x**

Source: FactSet Research Systems, September 30, 2010

Please see disclosure on page 2

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) 50-100 bps higher than S&P 500
- Forecasted beta of 0.87 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Dividends are critical, but fundamentals and financial characteristics take precedence
- Investment Universe: all market caps, sectors, geographies

Please see disclosure on page 2

SIT DIVIDEND GROWTH FUND
SEPTEMBER 30, 2010
(MEDIANS)

	Valuation			Dividends		
	2011 P/E	**Free Cash Flow Yield [1]**	**Dividend Yield**	**1 Year Growth**	**5 Year Growth**	**Payout Ratio**
Sit Dividend Growth Rep. Account	13.7x	6.7%	2.5%	8.1%	12.0%	36%
S&P 500 Index	14.1x	6.4%	1.4%	1.4%	8.8%	24%
Russell 1000 Growth Index	15.3x	5.6%	0.7%	2.7%	10.1%	13%
Russell 1000 Value Index	13.7x	6.4%	1.4%	0.0%	6.1%	24%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	**'09-'10 EPS Growth**	**Long Term Growth**	**Return on Invested Capital**	**Free Cash Flow Margin**	**Net Debt/ Capital**
Sit Dividend Growth Rep. Account	9.6	16%	11%	15.5%	11.1%	12.6%
S&P 500 Index	18.5	15%	11%	11.8%	8.8%	18.5%
Russell 1000 Growth Index	19.7	18%	13%	12.4%	9.2%	12.9%
Russell 1000 Value Index	24.1	9%	10%	8.9%	6.8%	24.6%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Please see disclosure on page 2

Dividend Yield-Oriented Stock Examples

Diageo PLC ADR (DEO - $46.3B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and market

- Company has successfully reinvested in its fastest growing brands inorder to generate high and consistent single-digit organic growth.
- Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- Stock's valuation is below peer group, despite superior growth and dividend yield.
- With significant restructuring behind the company and raw material costs falling, margins and cash flow should improve in '09 and '10.
- 3.1% dividend yield, 5% free cash flow yield, 15x2011 EPS

PartnerRe Limited (PRE- $5.9B Market Cap)

Bermuda-based reinsurer that underwrites all major property and casualty business lines, including property, casualty, motor, agriculture, marine, space, aviation, and life/annuity and health.

- PRE has posted the strongest book value growth and best combined ratios in its peer group over the past 10 years
- Reinsurance demand is increasing due to declines in primary insurers' capital base due to catastrophes and investment losses. PRE's AA rating will allow the company to gain share from weakened competitors.
- Conservative reserving and investment portfolio reduced both earnings and book value volatility.
- Underwriting strength in multiple lines of business allows management to effectively allocate capital as profitable opportunities arise across businesses.
- 2.8% dividend yield, 8x2011 EPS, 0.9x trailing book value.

Snap-On (SNA- $3.0B Market Cap)

Snap-On is a manufacturer of tools, diagnostics, equipment, and software for professional tool and equipment users. About 70% of the company's business is tied to vehicle aftermarket/repair.

- Vehicle service is entering a secular growth stage based on a steadily increasing age (nearly 10 years) of vehicles. Growing sophistication of vehicles requires mechanics' use of increasingly advanced diagnostics and repair tools.
- SNA is the preferred choice and dominant provider for technicians, with three times the market share of the nearest competitor
- Management's initiatives to improve the company's cost structure have resulted in a more than a doubling of margins and earnings since 2004.
- Investments (acquisitions, sales offices) in emerging markets should pay off as the global economy recovers
- 2.4% dividend yield, 14x2011 EPS, 4% FCF yield

Please see disclosure on page 2

Dividend Growth-Oriented Stock Examples

Accenture Ltd. (ACN - $27.9B Market Cap)

Accenture is a global management consulting, technology services and outsourcing company. The company serves clients in more than 120 countries.

- ➪ Industry-leading position based on its people assets, strong client relationships, and global reach.
- ➪ Strong demand for outsourcing services provides stability.
- ➪ Growth prospects will improve as the global economy stabilizes and discretionary spending returns, particularly in consulting.
- ➪ Management's focus on controlling expenses has led to margin improvement.
- ➪ 2.0% dividend yield, 12% free cash flow yield, 14x 2011 EPS, $8 net cash/share

Expeditors International (EXPD- $10.5B Market Cap)

EXPD is a non-asset based multimodal transportation and logistics provider, with expertise in customs brokerage, ocean freight, and air.

- ➪ Largely due to the fact that the company owns no transportation assets, EXPD's margins, ROIC, and earnings stability are exceptional.
- ➪ Beneficiary of global trade, emerging markets, and complex supply chains.
- ➪ Flexible business model allows the company to grow volumes in a strong economy and expand margins in weak economy, as the company is able to purchase transport capacity at lower costs.
- ➪ The company has a unique, entrepreneurial culture, a key factor that has driven 20%+ EPS growth rates (all organic) over the past 10 years.
- ➪ 0.8% dividend yield, 28x 2011 EPS, 10% FCF yield, $5.00 net cash/share

Owens & Minor (OMI - $1.8B Market Cap)

OMI is the largest medical surgical distributor with a focus on the acute care market. The company distributes everything from bandages and gloves to higher end equipment and technical surgical supplies.

- ➪ Predictable revenue growth driven by demographics, adding SKUs, and market share gains.
- ➪ Heavy investment in IT infrastructure has led to share gains and consistent margin improvement.
- ➪ Purchase of McKesson unit, along with recent move into logistics and consulting should improve margins over time.
- ➪ OMI has paid a dividend since the inception of the company in 1930, and has raised the dividend nine consecutive years.
- ➪ 2.5% yield, 10% free cash flow yield, 14x 2011 EPS

Please see disclosure on page 2

Dividends are an Important Driver of Long-Term Returns

S&P 500


S&P 500 Total Return
S&P 500 Price Return
1,306
710

Source: Bloomberg and Sit Investment Associates

Travelers


Travelers Total Return
Travelers Price Return
1,651
735

Source: FactSet and Sit Investment Associates

Emerson Electric


Emerson Total Return
Emerson Price Return
1,818
902

FPL Group


FPL Group Total Return
FPL Group Price Return
1,651
465

Please see disclosure on page 2

Components of Total Return



Dividend Growth Fund
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
1/2/2004
5/2/2004
9/2/2004
1/2/2005
5/2/2005
9/2/2005
1/2/2006
5/2/2006
9/2/2006
1/2/2007
5/2/2007
9/2/2007
1/2/2008
5/2/2008
9/2/2008
1/2/2009
5/2/2009
9/2/2009
1/2/2010
5/2/2010
9/2/2010



S&P 500
Dividend Income & Reinvested Dividends
Price Return
Amount of Investment
180.00
170.00
160.00
150.00
140.00
130.00
120.00
110.00
100.00
90.00
80.00
70.00
60.00
1/2/2004
5/2/2004
9/2/2004
1/2/2005
5/2/2005
9/2/2005
1/2/2006
5/2/2006
9/2/2006
1/2/2007
5/2/2007
9/2/2007
1/2/2008
5/2/2008
9/2/2008
1/2/2009
5/2/2009
9/2/2009
1/2/2010
5/2/2010
9/2/2010

Please see disclosure on page 2

Large Cap, Dividend Paying Growth Stocks are Attractively Valued

Company Symbol	Company Name	00 P/E*	10 P/E*	09-10 EPS GAIN	LTGR	Div Yield	Free Cash Flow Yield	Return on Avg Tot Eq LTM
MMM	3M Co.	25x	15x	22%	10%	2.4%	6.1%	29%
ABT	Abbott Laboratories	29x	12x	12%	10%	3.7%	8.3%	22%
BAX	Baxter International Inc.	29x	13x	4%	10%	2.4%	6.1%	23%
GIS	General Mills Inc.	25x	15x	8%	8%	3.1%	4.7%	30%
INTC	Intel Corp.	18x	11x	158%	12%	2.9%	10.0%	24%
IBM	International Business Machines Corp.	19x	13x	14%	10%	1.8%	7.8%	71%
MCD	McDonald's Corp.	24x	17x	16%	10%	3.2%	4.5%	37%
MDT	Medtronic Inc.	57x	11x	6%	9%	2.5%	8.4%	22%
MSFT	Microsoft Corp.	29x	13x	27%	10%	2.3%	11.9%	47%
ORCL	Oracle Corp.	64x	15x	19%	15%	0.7%	5.8%	22%
PEP	PepsiCo Inc.	34x	16x	11%	8%	2.9%	4.5%	36%
QCOM	QUALCOMM Inc.	78x	20x	40%	17%	1.5%	5.2%	16%
TGT	Target Corp.	23x	15x	19%	13%	1.7%	6.4%	19%
UTX	United Technologies Corp.	22x	17x	15%	10%	2.2%	6.1%	21%
WFC	Wells Fargo & Co.	22x	13x	26%	10%	0.7%	N/A	10%
Median		25x	15x	16%	10%	2.4%	6.1%	23%

*Earnings Per Share data based on Factset Estimates


Valuation Convergence: No premium for growth
S&P 500: Average FY2 P/E by Long-Term Growth Estimate Quintile
Highest Growth Companies
Lowest Growth Companies
Valuation Convergence
35
30
25
20
15
10
5
0
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010

Sit Investment Associates
Sit Mutual Funds

Please see disclosure on page 2

Dividend Investing - Summary

- The compounding of dividends is underappreciated as a driver of long-term investment returns. Companies with growing dividends have outperformed over time.
- Dividends will make up a significant portion of overall returns in a low return, slow growth environment.
- High quality, high yielding stocks outperform in most markets, particularly in low growth/ recessionary conditions .
- Dividend payments signal prudent capital management, which is particularly important when capital is scarce.
- Demographics (i.e., aging population) point to a preference for income-generating securities.
- Dividends are *generally* sustainable in the weak economic environment, given muted capital spending trends and improvements in managing working capital.
- Environment improving investor **sentiment for dividend paying stocks appears to be in the early stages.**

Sit Dividend Growth – Strategy

- Emphasize **stability and financial strength** to ensure sustainability of dividends.
- The risk profile (**i.e., beta<1**) is expected to be below the S&P 500. Our goal is to maintain an attractive relative yield while **limiting** interest rate, earnings, and credit risk.
- To meet dual objectives of growth and income, assess opportunities across **market capitalizations, geographies (i.e., ADRs) and sectors (including technology)**.
- We expect all companies held in the Fund to **grow** the dividend over time.